08031086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
APR 07 2008
Washington, DC
180

SEC FILE NUMBER
8- 49806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGALL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street - Chicago Stock Exchange Floor
(No. and Street)

Chicago, Illinois 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Freyn (312) 346-1066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CTFZ, LLC Accountants and Auditors
(Name – *if individual, state last, first, middle name*)

542 South Dearborn Street, Suite 560, Chicago, Illinois 60605
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Freyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougall & Associates, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
CHARLES ZAMORSKI
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/13/08

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CTFZ, LLC
ACCOUNTANTS AND AUDITORS

SUITE 560
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

Telephone (312) 663-1757
Facsimile (312) 663-3192

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Dougall & Associates, Inc.

We have audited the accompanying statement of financial condition of Dougall & Associates, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2007, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CTFZ, LLC

Chicago, Illinois
February 21, 2008

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash in Banks		$ 683,035
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		1,386,987
Exchange Deposits (Note 3)		560,000
CHX Holdings Stock (Note 4)		64,000
Total Assets		$ 2,694,022

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 239,478
Securities sold not yet purchased		16,076
Total Liabilities		$ 255,554
Commitments and contingent liabilities (Note 5)		
Stockholders' equity		
Common stock (Note 8)	$ 1,000	
Retained earnings	2,437,468	
Total Stockholders' Equity		2,438,468
Total Liabilities and Stockholders' Equity		$ 2,694,022

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The Company was incorporated December 15, 1996. The Company is a broker-dealer operating as a floor broker on the Chicago Stock Exchange; the Company also engages in proprietary trading activities. The Company is a clearing member of the National Securities Clearing Corporation. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore their carrying amounts approximate their fair values.

NOTE 3 - EXCHANGE DEPOSITS

The Company is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2007 the Company had the following balances in its deposit accounts.

National Securities Clearing Corporation	$550,000
Depository Trust Company	10,000
Total Exchange Deposits	$560,000

NOTE 4 - CHX HOLDINGS, INC. STOCK

The Company owns 4,000 shares of CHX Holdings, Inc. common stock with an aggregate market value of $118,000 at December 31, 2007. CHX Holdings, Inc. common stock is subject to limitations on transfer, ownership and voting. The shares of CHX Holdings, Inc. represent ownership rights but do not confer rights to provide access to the Exchange and its trading systems (See Note 5).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company holds one trading permit which provides access to the Chicago Stock Exchange (CHX) and its trading systems, as well as to other market places through the Intermarket Trading System and other intermarket connections. Persons holding CHX trading permits are considered "members" of the CHX for purposes of the Securities Exchange Act of 1934 and are characterized as participants subject to the regulatory jurisdiction of the Exchange.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Concluded)

Each trading permit is effective for one year following the issuance date and will automatically renew for an additional one-year term on each anniversary of the issuance date. A trading permit may not be sold, leased or otherwise transferred except between nominees within the same participant firm. The trading permits are subject to an annual fee of $7,000 for each permit payable in equal monthly installments.

There were no contingent liabilities at the statement date.

NOTE 6 - LINE OF CREDIT

The Company has established a $400,000 line of credit with its banks to finance market-making activities. Loans under this arrangement bear interest at the Bank's "Prime Rate," 7.25% at December 31, 2007. The Company also maintains credit arrangements with other broker-dealers who clear the Company's proprietary trading activities; these arrangements bear interest at the broker loan rate which fluctuates, currently 4.75%. Loans under either arrangement are collateralized by inventories of securities. There was nothing borrowed under the lines of credit at December 31, 2007.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the Statement of Financial Condition

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Concluded)

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Balance Sheet. The Company's bank has provided a bank deposit guaranty bond in the amount of $100,000 to cover deposits in excess of the federally insured limits.

NOTE 8 - CAPITAL STOCK

Capital stock consists of

Par value per share	None
Shares authorized	5,000
Shares issued	1,000
Shares outstanding	1,000

NOTE 9 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $2,309,268 under these rules; this amount exceeded the minimum requirement by $2,209,268 at December 31, 2007.

NOTE 10 - TAX STATUS

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

The Company incurs state replacement tax, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

Tax returns filed by the Company have not been examined by taxing authorities.

END